Exhibit 99.1

Phoenix New Media Announces the Promotion of Mr. Ya Li to President of the Company

BEIJING, July 9, 2014 — Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that Mr. Ya Li has been promoted to president of the Company, effective immediately. Mr. Ya Li served as the Company’s chief operating officer for eight years prior to his promotion and jointly served as the Company’s chief financial officer from June 2006 to November 2010.

Mr. Li has over 20 years of extensive experience working for start-ups and publicly listed companies, across multiple industries including Internet, media, financial, and telecom in both the United States and China. Prior to joining ifeng, Mr. Li served as chief operating officer and chief financial officer of Techedge Inc. from 2004 to 2006, and as president of the U.S. subsidiary of China Quantum Communications Inc. from 2002 to 2004. Mr. Li founded and served as chief executive officer of Global Villager Inc., a New York-based Internet start-up, starting in 1995 and serving until the company was acquired by the then NASDAQ-listed Startec Global Communications Inc. in 2000. From 1993 to 1999, Mr. Li worked as a software engineer and senior Internet advisor to various companies, including Verizon Communications Inc., Donaldson, Lufkin & Jenrette, Lehman Brothers and Morgan Stanley. He has served on the boards of directors for the U.S. China Chamber of Commerce, Chinese Finance Society, National Council of Chinese Americans, and Council on U.S.-China Affairs. Mr. Li received a two-year executive management education from the Wharton School of Business, a M.S. in computer science from Temple University and a four-year undergraduate education in control systems engineering from the University of Science & Technology of China.

“I am extremely excited and proud to announce this well-deserved promotion of Ya to president at ifeng,” said Mr. Shuang Liu, Chief Executive Officer of ifeng and Chief Operating Officer of Phoenix Satellite TV. “Since joining ifeng in 2006, Ya has been instrumental in leading our company through its many years of rapid growth. During his tenure he has proven to be a tremendous asset and we’re excited to recognize his exceptional capability and important contributions to ifeng. Looking ahead, we are confident that Ya’s deep industry insight, demonstrated expertise in business strategy, corporate management, and leadership will help him excel in his new role as president.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com